UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (No Fee Required)

For the transition period from                                  to

Commission file number 1-14387

A.    Full title of the plan and address of the plan, if different from that of the issuer named below:

United Rentals, Inc. Acquisition Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Rentals, Inc.

Five Greenwich Office Park

Greenwich, Connecticut 06830

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

United Rentals, Inc. Acquisition Plan

December 31, 2002 and 2001

United Rentals, Inc. Acquisition Plan

Financial Statements

and Supplemental Schedule

December 31, 2002 and 2001

Report of Independent Auditors

To Participants and Administrator of

United Rentals, Inc. Acquisition Plan

We have audited the accompanying statements of net assets available for benefits of United Rentals, Inc. Acquisition Plan as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/S/    ERNST & YOUNG LLP

June 27, 2003

United Rentals, Inc. Acquisition Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
Assets:
Cash	$2,093	$—
Investments, at fair value:
United Rentals, Inc. Common Stock	257,608	512,584
T. Rowe Price Equity Index Trust Fund	1,188,354	766,020
Mutual Funds:
T. Rowe Price Spectrum Income Fund	2,237,428	1,240,690
T. Rowe Price Balanced Fund	2,561,359	3,073,108
T. Rowe Price Blue Chip Growth Fund	5,970,303	7,729,167
T. Rowe Price Dividend Growth Fund	203,373	283,614
T. Rowe Price Global Stock Fund	300,025	129,664
T. Rowe Price Growth and Income Fund	575,741	206,863
T. Rowe Price International Stock Fund	652,701	729,920
T. Rowe Price New Horizons Fund	470,265	478,609
T. Rowe Price Prime Reserve Fund	13,524,286	12,870,692
T. Rowe Price Science & Technology Fund	517,781	673,088
T. Rowe Price Small-Cap Stock Fund	1,008,862	433,777
T. Rowe Price Value Fund	775,357	677,351

Total investments	30,243,443	29,805,147
Participant loans	1,638,668	1,701,015

Net assets available for benefits	$31,884,204	$31,506,162

See accompanying notes.

United Rentals, Inc. Acquisition Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2002	2001
Additions:
Investment income:
Interest and dividend income	$622,470	$989,944
Net depreciation in fair value of investments	(4,496,757)	(2,274,510)
Employee rollover contributions	1,229	23,675
Transfers in from various plans	8,115,487	596,215

	4,242,429	(664,676)
Deductions:
Benefits paid directly to participants	3,864,387	3,323,153

Net increase (decrease)	378,042	(3,987,829)
Net assets available for benefits, beginning of year	31,506,162	35,493,991

Net assets available for benefits, end of year	$31,884,204	$31,506,162

See accompanying notes.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements

December 31, 2002 and 2001

1.    Plan Description

The following description of the United Rentals, Inc. Acquisition Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution, discretionary profit sharing plan which was established by United Rentals, Inc. (the “Company”) on April 1, 1999. An individual who was an employee of a prior employer acquired by the Company shall become a participant of the Plan on the date that their assets from the prior employer plan are transferred to the Plan. The purpose of this Plan is to hold participant accounts which accumulated during their employment with the acquired company. Participants do not contribute currently to the Plan, but instead make contributions to the United Rentals, Inc. 401(k) Investment Plan (“Investment Plan”).

Contributions

Participants do not contribute any portion of their salary to the Plan. A participant may contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

The Company may contribute a discretionary amount, if any, to the Plan determined annually by the Board of Directors of the Company. The Company did not make any contributions to the Plan in 2002 and 2001.

Participant Accounts

Each participant account is credited with the participant’s share of Company discretionary contributions, if any, assets transferred to this Plan from the participant’s prior employer plan, the participant’s share of the net earnings or losses on the investments of the assets of the Plan, distributions from the participant’s account, and any expenses or liabilities charged to the participant’s account.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (Continued)

1.    Plan Description (continued)

Vesting

Participants in the Plan are fully vested in their accounts upon the transfer of their assets into the Plan.

Investment Options

All of the Plan’s investment options are fully participant directed. The Plan’s custodian is T. Rowe Price Trust Company.

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years for personal loans and up to a reasonable period of time as established by the Plan Administrator for the purchase of a primary residence. The loans are secured by the vested balance in the participant’s account and bear interest at a rate determined by the Plan Administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service, death, disability or retirement a participant may receive a lump-sum amount equal to the vested value of his or her account.

Administrative Expenses

Substantially all of the Plan’s administrative expenses are paid by the Company. Certain other administrative and investment related expenses are charged directly to the participants’ accounts.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of Employee Retirement Income Security Act of 1974.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (Continued)

1.    Plan Description (continued)

Transfers In

Transfers in from various plans during 2002 represent assets transferred to this Plan from the Access Rentals, Inc. Salary Deferral Plan, Cave Holdings 401(k) Savings and Profit Sharing Plan and other acquired companies’ plans.

Transfers in from various plans during 2001 represents assets transferred to the Plan from the Mission Valley Equipment Rentals 401(k) Plan and other acquired companies’ plans.

2.    Summary of Significant Accounting Policies Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Investments

The Plan’s investments are stated at fair value. The fair value for common stock and mutual fund investments was measured by quoted prices in an active market. The T. Rowe Price Equity Index Trust is an underlying trust of a T. Rowe Price Common Trust Fund. The Plan’s accounting for the T. Rowe Price Equity Index Trust is based on the redemption value of the Plan’s units of participation in the T. Rowe Price Common Trust Fund. The redemption value is based on the fair market value of the underlying investments, as determined by the trustee, T. Rowe Price Trust Company. Participant loans are valued at their outstanding principal balances, which approximate fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications have been made to amounts reported in prior years to conform with the current year’s presentation.

United Rentals, Inc. Acquisition Plan

Notes to Financial Statements (Continued)

3.    Income Tax Status

The Plan has applied for but not received a determination letter from the Internal Revenue Service stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”). The Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and therefore believes that the Plan is qualified and that the related trust is exempt from taxation. The Company has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

4.    Investments

During 2002 and 2001, the Plan’s investments (including investments purchased, sold or held during the period) appreciated (depreciated) in fair value as follows:

	Year ended December 31,
	2002	2001
United Rentals, Inc. Common Stock	$(195,508)	$263,947
T. Rowe Price Equity Index Trust Fund	(367,450)	(70,991)
T. Rowe Price Spectrum Income Fund	34,798	(20,238)
T. Rowe Price Balanced Fund	(345,887)	(301,472)
T. Rowe Price Blue Chip Growth Fund	(2,109,931)	(1,432,310)
T. Rowe Price Dividend Growth Fund	(67,565)	(10,821)
T. Rowe Price Global Stock Fund	(90,740)	(32,031)
T. Rowe Price Growth and Income Fund	(212,312)	(12,375)
T. Rowe Price International Stock Fund	(166,920)	(237,145)
T. Rowe Price New Horizons Fund	(162,797)	(23,419)
T. Rowe Price Science & Technology Fund	(351,766)	(396,369)
T. Rowe Price Small-Cap Stock Fund	(237,392)	29,799
T. Rowe Price Value Fund	(223,287)	(31,085)

	$(4,496,757)	$(2,274,510)

Individual investments that represent 5% or more of the fair value of the Plan’s net assets available for benefits are as follows:

	December 31
	2002	2001
T. Rowe Price Spectrum Income Fund	$2,237,428	$1,240,690
T. Rowe Price Balanced Fund	2,561,359	3,073,108
T. Rowe Price Blue Chip Growth Fund	5,970,303	7,729,167
T. Rowe Price Prime Reserve Fund	13,524,286	12,870,692

Supplemental Schedule

United Rentals, Inc. Acquisition Plan

EIN# 06-1493538 Plan# 002

Schedule H, Line 4(i); Schedule of Assets (Held at End of Year)

December 31, 2002

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Shares/ Units	Current Value
T. Rowe Price Trust Company*	Spectrum Income Fund	207,939	$ 2,237,428
	Balanced Fund	165,142	2,561,359
	Blue Chip Growth Fund	271,996	5,970,303
	Dividend Growth Fund	12,134	203,373
	Global Stock Fund	27,550	300,025
	Growth and Income Fund	33,649	575,741
	International Stock Fund	73,502	652,701
	New Horizons Fund	28,312	470,265
	Prime Reserve Fund	13,524,286	13,524,286
	Science & Technology Fund	41,656	517,781
	Small-Cap Stock Fund	46,924	1,008,862
	Value Fund	49,830	775,357
	Equity Index Trust Fund	49,474	1,188,354
United Rentals, Inc.*	United Rentals, Inc. Common Stock	23,941	257,608

			30,243,443

Participant loans*	With interest rates ranging from 4.75% to 7.00%; maturities range from 1 to 30 years		1,638,668

			$31,882,111

*	Indicates party-in-interest to the Plan.

Note:    The “Cost” column is not applicable because all of the Plan’s investment programs are fully participant directed.

EXHIBITS

Exhibit No. 23        Consent of Ernst & Young LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

United Rentals, Inc. Acquisition Plan

Date: June 27, 2003	By:	/s/ JOHN N. MILNE
	Name:	John N. Milne
	Title:	Trustee